Exhibit 99.1

July 31, 2014

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary Equity One, Inc. for the Second Quarter of 2014

Below please find an announcement from Equity One, Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.1% ownership), whose shares are publicly-traded on the New York Stock Exchange, regarding its second quarter financial results for 2014, as published on July 30, 2014 in the United States.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Equity One, Inc. 1600 NE Miami Gardens Drive North Miami Beach, FL 33179 305-947-1664	For additional information: Mark Langer, EVP and Chief Financial Officer

FOR IMMEDIATE RELEASE:

Equity One Reports Second Quarter 2014 Operating Results

North Miami Beach, FL, July 30, 2014 – Equity One, Inc. (NYSE:EQY), an owner, developer, and operator of shopping centers, announced today its financial results for the three and six months ended June 30, 2014.

Highlights of the quarter and recent activity include:

•	Generated Recurring Funds From Operations of $0.32 per diluted share for the quarter, a 3% increase as compared to the second quarter of 2013, and $0.67 per diluted share for the six months ended June 30, 2014, a 6% increase as compared to the same period of 2013

•	Generated Funds From Operations of $0.32 per diluted share for the quarter, a 14% increase as compared to the second quarter of 2013, and $0.67 per diluted share for the six months ended June 30, 2014, a 12% increase as compared to the same period of 2013

•	Increased same property net operating income (NOI) by 2.6% as compared to the second quarter of 2013, and by 2.5% as compared to the six months ended June 30, 2013

•	Consolidated shopping center occupancy increased to 94.2%, up 30 basis points as compared to March 31, 2014, and up 270 basis points as compared to June 30, 2013

•	Same property occupancy increased 10 basis points to 94.2% as compared to March 31, 2014, and increased 40 basis points to 94.1% as compared to June 30, 2013

•	Executed 125 new leases, renewals, and options during the quarter totaling 610,770 square feet at an average rent spread of 5.0% on a same space basis

•	Increased average base rents to $16.68 per square foot at June 30, 2014, up 1.9% as compared to March 31, 2014, and up 8.7% as compared to June 30, 2013

•	Year-to-date through this release, sold thirteen non-core assets for $106.9 million, including four assets for $32.3 million during the second quarter and five assets for $48.3 million subsequent to June 30, 2014, and have eight additional non-core assets under contract for $35.3 million

•	Updated 2014 Recurring FFO guidance to a new range of $1.25 to $1.28 per diluted share, which compares to previous guidance of $1.23 to $1.28 per diluted share

“I am pleased we were able to deliver solid results during my first quarter as chief executive officer, including stronger than expected FFO growth, improved operating fundamentals, an accelerated pace of non-core dispositions and an increase in earnings guidance,” said David Lukes, CEO. “I am truly excited about our leadership team, the quality and redevelopment potential of our properties and our strategy for long term growth.”

Financial Highlights

Recurring FFO was $41.4 million, or $0.32 per diluted share, for the second quarter of 2014, as compared to $39.7 million, or $0.31 per diluted share, for the second quarter of 2013, representing a 3% increase on a per share basis. Recurring FFO was $86.8 million, or $0.67 per diluted share for the six months ended June 30, 2014, as compared to $80.6 million, or $0.63 per diluted share for the same period of 2013, representing a 6% increase on a per share basis. Recurring FFO for the six months ended June 30, 2014 included a $4.2 million net termination benefit related to the Loehmann’s lease at 101 7th Avenue and a $1.1 million reversal of bad debt expense associated with the settlement of historical real estate taxes with two tenants. In the second quarter of 2014, the company generated FFO of $41.4 million, or $0.32 per diluted share, as compared to $36.8 million, or $0.28 per diluted share for the second quarter of 2013, representing a 14% increase on a per share basis. FFO was $86.2 million, or $0.67 per diluted share for the six months ended June 30, 2014, as compared to $76.7 million, or $0.60 per diluted share for the same period of 2013, representing a 12% increase on a per share basis.

Net loss attributable to Equity One was $2.4 million, or $0.02 per diluted share, for the quarter ended June 30, 2014, as compared to net income attributable to Equity One of $33.6 million, or $0.28 per diluted share, for the second quarter of 2013. Net income attributable to Equity One was $23.9 million, or $0.20 per diluted share, for the six months ended June 30, 2014, as compared to $58.2 million, or $0.49 per diluted share, for the same period of 2013. The results for the three and six months ended June 30, 2014 included $13.9 million of impairment losses, net of tax, as compared to $2.7 million of impairment losses, net of tax, for the three and six months ended June 30, 2013. Net income attributable to Equity One for the six months ended June 30, 2014 included $5.8 million related to the company’s pro rata share of the gain on the sale of a joint venture property and the recognition of a $2.2 million gain due to the remeasurement of its existing equity investment in Talega Village Center upon the purchase of its joint venture partners’ interests. The results for the three and six months ended June 30, 2013 included $24.9 million and $36.1 million, respectively, of gains on the sale of income producing non-core properties and land, net of tax. A reconciliation of net (loss) income attributable to Equity One to FFO and the reconciling components of FFO to Recurring FFO are provided in the tables accompanying this press release.

Operating Highlights

Same property NOI increased 2.6% for the second quarter of 2014 as compared to the second quarter of 2013. Same property NOI increased 2.5% for the six months ended June 30, 2014, as compared to the same period of 2013. A reconciliation of same property NOI to (loss) income from continuing operations before tax and discontinued operations is provided in the tables accompanying this press release. As of June 30, 2014, occupancy for the company’s consolidated shopping center portfolio was 94.2%, up 30 basis points as compared to March 31, 2014, and up 270 basis points as compared to June 30, 2013. On a same property basis, occupancy increased 10 basis points to 94.2% as compared to March 31, 2014, and increased 40 basis points to 94.1% as compared to June 30, 2013. Same- property occupancy for shop space increased 80 basis points to 84.8% as compared to March 31, 2014, and increased 180 basis points to 84.5% as compared to June 30, 2013.

During the second quarter of 2014, the company executed 125 new leases, renewals, and options totaling 610,770 square feet, including 108 same space leases totaling 488,682 square feet. On a same space cash basis, average rents for these leases increased by 5.0%. On a same space basis, 23 new leases were executed in the second quarter of 2014 comprising 53,142 square feet at an average rental rate of $20.09 per square foot, representing a 10.8% increase from prior cash rents. Additionally, the company renewed 85 leases on a same space basis, totaling 435,540 square feet at an average rental rate of $14.22 per square foot, representing a 4.1% increase from prior cash rents. For the six months ended June 30, 2014, the company executed 248 new leases, renewals, and options totaling 1.3 million square feet, including 213 same space leases totaling 1.1 million square feet at an average rental rate of $16.44 per square foot, representing a 2.7% increase from prior cash rents. Excluding the new anchor lease executed during the first quarter of 2014 at Park Promenade, same space cash leasing spreads for the six months ended June 30, 2014 averaged 5.3% for all new leases, renewals and options, and 9.9% for new leases.

Development and Redevelopment Activities

As of June 30, 2014, the company had approximately $139.4 million of active development and redevelopment projects underway of which $69.4 million remained to be funded.

At Serramonte, the new 83,000 square foot Dick’s Sporting Goods store had a successful grand opening in April 2014 becoming the mall’s fourth anchor. At 101 7th Avenue, the former Loehmann’s space is being prepared for a new Barneys flagship store at an expected cost of $12.5 million. The company expects to deliver the space to Barneys by the first quarter of 2015 so that Barneys may commence its build-out. The company commenced demolition work at Alafaya Commons in Orlando, Florida, where the former grocery space is being redeveloped to accommodate a 63,000 square foot Academy Sports store at an estimated cost of $7.5 million. Academy Sports is expected to open for business in the first quarter of 2015.

Construction activity at Broadway Plaza, a development site in the Bronx, New York, is progressing as planned. The initial phase of the project, consisting of 115,000 square feet, is expected to open during the fourth quarter of 2014, and the second phase of the project, consisting of an additional 33,000 square feet, is expected to open in the second quarter of 2015. The four anchors for the initial phase of the project have all signed leases, including The Sports Authority, TJ Maxx, Aldi’s, and Party City, representing 72% of the space in the initial phase, including the entire second retail level. The total budgeted cost of the entire project is approximately $66.5 million of which $22.6 million remained to be funded as of June 30, 2014, $12.3 million of which related to the 115,000 square foot initial phase, and $10.3 million of which related to the 33,000 square foot second phase.

The company has six additional properties under active redevelopment at an expected cost of $52.9 million, of which $28.6 million remained to be funded as of June 30, 2014. These projects include design improvements, expansions and new anchor re-tenanting with retailers such as L.A. Fitness, Walgreens, Ulta Beauty, UFC Gym, Publix, CVS Pharmacy, The Fresh Market, and Ross. The company is actively working on future redevelopment opportunities that include projects to consolidate shop space, to upgrade the tenant mix of certain centers by replacing underperforming anchor tenants and to expand certain centers by adding new outparcels.

Disposition Activity

During the second quarter of 2014, the company closed on the sale of four non-core assets totaling approximately 337,000 square feet of gross leasable area (GLA) for $32.3 million. Since June 30, 2014 and through the date of this release, the company has closed on the sale of five additional non-core assets totaling approximately 494,000 square feet of GLA for $48.3 million, and has contracts to sell eight additional non-core assets totaling approximately 559,000 square feet of GLA for $35.3 million.

Year-to-date through this release, the total value of non-core assets sold and under contract is $142.3 million, representing a weighted average capitalization rate (excluding a property sold via short-sale for $5.4 million) of approximately 7.7%. The company continues to explore opportunities to dispose of additional non-core assets located in secondary markets as part of its capital recycling initiatives.

Balance Sheet Highlights

At June 30, 2014, the company’s total market capitalization (including debt and equity) was $4.6 billion, comprising 129.9 million shares of common stock outstanding (on a fully diluted basis) valued at approximately $3.1 billion and approximately $1.5 billion of debt (excluding any debt premium/discount). The company’s ratio of net debt (net of cash) to total market capitalization was 31.8%. At June 30, 2014, the company had approximately $62.9 million of cash and cash equivalents on hand (including cash in escrow and restricted cash) and $133.0 million drawn on its revolving credit facilities. Subsequent to June 30, 2014, cash released from escrow and proceeds from non-core asset dispositions were applied to the company’s revolving credit facilities and as of the date of this release $55.0 million remained drawn thereunder.

FFO and Earnings Guidance

The company updated its 2014 Recurring FFO guidance to a new range of $1.25 to $1.28 per diluted share, which compares to previous guidance of $1.23 to $1.28 per diluted share. Recurring FFO excludes one-time costs pertaining to the company’s reorganization, debt extinguishment gains/losses, impairment charges, severance costs, transaction costs, gains/losses on disposal of assets, and certain other income or charges. The 2014 guidance is based on the following key assumptions:

•	Increase in same property NOI of 2.5% to 3.25%

•	Increase in same property occupancy of approximately 100 basis points

•	Core acquisitions of zero to $100 million in the second half of 2014

•	Joint venture acquisitions of zero to $100 million in the second half of 2014

•	Non-core dispositions of $150 million to $175 million, including the 2014 sales activity announced in this release

The following table provides a reconciliation of the range of estimated net income attributable to Equity One per diluted share to estimated FFO and Recurring FFO per diluted share for the full year 2014:

	For the year ended
	December 31, 2014 (1)
	Low	High
Estimated net income attributable to Equity One	$0.37	$0.38
Adjustments:
Net adjustment for rounding and shares issuable to Liberty International Holdings, Ltd. (LIH)	(0.03)	(0.03)
Rental property depreciation and amortization including pro rata share of joint ventures	0.79	0.80
Gains on disposal of depreciable assets including pro rata share of joint ventures	(0.09)	(0.09)
Impairments of depreciable real estate	0.11	0.11
Earnings allocated to a noncontrolling interest (2)	0.08	0.08

Estimated FFO	1.23	1.25

Transaction costs, gain on debt extinguishment and other	0.02	0.03

Estimated Recurring FFO	$1.25	$1.28

(1)	Does not include possible future gains or losses or the impact on operating results from other unplanned future property acquisitions or unplanned dispositions, other possible capital markets activity or possible future impairment or severance charges.
(2)	Includes effect of distributions paid with respect to unissued shares held by a noncontrolling interest which are already included for purposes of calculating net income attributable to Equity One per diluted share.

ACCOUNTING AND OTHER DISCLOSURES

The company believes FFO (combined with the primary GAAP presentations) is a useful, supplemental measure of its operating performance that is a recognized metric used extensively by the real estate industry, particularly REITs. The National Association of Real Estate Investment Trusts (“NAREIT”) stated in its April 2002 White Paper on Funds from Operations, “Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves.”

FFO, as defined by NAREIT, is “net (loss) income (computed in accordance with GAAP), excluding gains (or losses) from sales of, or impairment charges related to, depreciable operating properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.” NAREIT states further that “adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis.” The company makes certain adjustments to FFO, which it refers to as Recurring FFO, to account for items it does not believe are representative of ongoing operating results, including transaction costs associated with acquisition and disposition activity, severance costs and gains (or losses) on the extinguishment of debt. The company also believes that Recurring FFO is a useful, supplemental measure of its core operating performance that facilitates comparability of historical financial periods. The company believes that financial analysts, investors and stockholders are better served by the presentation of comparable period operating results generated from its FFO and Recurring FFO measures. The company’s method of calculating FFO and Recurring FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The company uses NOI, which is a non-GAAP financial measure, internally as a performance measure and believes NOI provides useful information to investors regarding the company’s financial condition and results of operations because it reflects only those income and expense items that are incurred at the property level and when compared across periods, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and disposition activity on an unleveraged basis. In this release, the company has provided NOI information on a same-property basis. Information provided on a same-property basis includes the results of properties that the company consolidated, owned and operated for the entirety of both periods being compared except for properties for which significant development, redevelopment or expansion occurred during either of the periods being compared.

FFO, Recurring FFO and same-property NOI are presented to assist investors in analyzing the company’s operating performance. Neither FFO, Recurring FFO nor same-property NOI (i) represents cash flow from operations as defined by GAAP, (ii) is indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is an alternative to cash flow as a measure of liquidity, or (iv) should be considered as an alternative to net (loss) income (which is determined in accordance with GAAP) for purposes of evaluating the company’s operating performance. The company believes net (loss) income attributable to Equity One is the most directly comparable GAAP financial measure to FFO and Recurring FFO while (loss) income from continuing operations before tax and discontinued operations is the most directly comparable GAAP financial measure to NOI. Reconciliations of these measures to their respective comparable GAAP measures have been provided in the tables accompanying this press release.

On April 10, 2014, the Financial Accounting Standards Board (“FASB”) issued an update (ASU 2014-08) regarding the criteria for reporting discontinued operations which is effective prospectively beginning in 2015. As permitted, the company has elected to early adopt the updated standard. Therefore, beginning January 1, 2014, prospective activity related to individual properties sold or held for sale will no longer be included as discontinued operations on the consolidated statements of operations. The adoption and implementation of this ASU resulted in the operations of certain current period dispositions being classified within continuing operations in our condensed consolidated statements of operations, but did not have an impact on our financial position or cash flows.

CONFERENCE CALL/WEB CAST INFORMATION

Equity One will host a conference call on Thursday, July 31, 2014 at 9:00 a.m. Eastern Time to review its 2014 second quarter earnings and operating results. Stockholders, analysts and other interested parties can access the earnings call by dialing (888) 317-6003 (U.S.), (866) 284-3684 (Canada) or (412) 317-6061 (international) using pass code 3734983. The call will also be web cast and can be accessed in a listen-only mode on Equity One’s web site at www.equityone.net.

A replay of the conference call will be available on Equity One’s web site for future review. Interested parties may also access the telephone replay by dialing (877) 344-7529 (U.S.), (855) 669-9658 (Canada) or (412) 317-0088 (international) using pass code 10047826 through August 22, 2014.

FOR ADDITIONAL INFORMATION

For a copy of the company’s second quarter supplemental information package, please access the “Investors” section of Equity One’s web site at www.equityone.net under “About Us”. To be included in the company’s e-mail distributions for press releases and other company notices, please send e-mail addresses to Investor Relations at investorrelations@equityone.net.

ABOUT EQUITY ONE, INC.

As of June 30, 2014, our consolidated shopping center portfolio comprised 135 properties, including 113 retail properties and six non-retail properties totaling approximately 14.6 million square feet of gross leasable area, or GLA, 11 development or redevelopment properties with approximately 1.8 million square feet of GLA upon completion, and five land parcels. As of June 30, 2014, our consolidated shopping center occupancy was 94.2% and included national, regional and local tenants. Additionally, we had joint venture interests in 18 retail properties and two office buildings totaling approximately 3.2 million square feet of GLA.

FORWARD LOOKING STATEMENTS

Certain matters discussed by Equity One in this press release constitute forward-looking statements within the meaning of the federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “might,” “would,” “expect,” “anticipate,” “estimate,” “could,” “should,” “believe,” “intend,” “project,” “forecast,” “target,” “plan,” or “continue” or the negative of these words or other variations or comparable terminology. Although Equity One believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that these expectations will be achieved. Factors that could cause actual results to differ materially from current expectations include volatility in the capital markets and changes in borrowing rates; changes in macro-economic conditions and the demand for retail space in the states in which Equity One owns properties; the continuing financial success of Equity One’s current and prospective tenants; the risks that Equity One may not be able to proceed with or obtain necessary approvals for development or redevelopment projects or that it may take more time to complete such projects or incur costs greater than anticipated; the availability of properties for acquisition; the timing, extent and ultimate proceeds realized from asset dispositions; the extent to which continuing supply constraints occur in geographic markets where Equity One owns properties; the success of its efforts to lease up vacant space; changes in key personnel; the effects of natural and other disasters; the ability of Equity One to successfully integrate the operations and systems of acquired companies and properties; changes in Equity One’s credit ratings; and other risks, which are described in Equity One’s filings with the Securities and Exchange Commission.

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2014 and December 31, 2013

(Unaudited)

(In thousands, except share par value amounts)

	June 30, 2014	December 31, 2013
ASSETS
Properties:
Income producing	$3,097,700	$3,153,131
Less: accumulated depreciation	(359,658)	(354,166)

Income producing properties, net	2,738,042	2,798,965
Construction in progress and land held for development	169,916	104,464
Properties held for sale	53,162	13,404

Properties, net	2,961,120	2,916,833
Cash and cash equivalents	29,316	25,583
Cash held in escrow and restricted cash	33,616	10,912
Accounts and other receivables, net	13,709	12,872
Investments in and advances to unconsolidated joint ventures	82,310	91,772
Loans receivable, net	—	60,711
Goodwill	6,180	6,377
Other assets	227,314	229,599

TOTAL ASSETS	$3,353,565	$3,354,659

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Liabilities:
Notes payable:
Mortgage notes payable	$408,554	$430,155
Unsecured senior notes payable	731,136	731,136
Term loan	250,000	250,000
Unsecured revolving credit facilities	133,000	91,000

	1,522,690	1,502,291
Unamortized premium on notes payable, net	4,607	6,118

Total notes payable	1,527,297	1,508,409
Other liabilities:
Accounts payable and accrued expenses	51,107	44,227
Tenant security deposits	8,602	8,928
Deferred tax liability	12,382	11,764
Other liabilities	175,144	177,383
Liabilities associated with properties held for sale	281	33

Total liabilities	1,774,813	1,750,744

Redeemable noncontrolling interests	989	989
Commitments and contingencies
Stockholders’ equity:
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	—	—
Common stock, $0.01 par value – 150,000 shares authorized, 117,997 and 117,647 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	1,180	1,176
Additional paid-in capital	1,700,834	1,693,873
Distributions in excess of earnings	(330,834)	(302,410)
Accumulated other comprehensive (loss) income	(672)	2,544

Total stockholders’ equity of Equity One, Inc.	1,370,508	1,395,183

Noncontrolling interests	207,255	207,743

Total equity	1,577,763	1,602,926

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY	$3,353,565	$3,354,659

EQUITY ONE, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

For the three and six months ended June 30, 2014 and 2013

(Unaudited)

(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
REVENUE:
Minimum rent	$66,295	$60,949	$136,546	$121,336
Expense recoveries	19,631	19,675	39,391	38,266
Percentage rent	933	628	3,114	2,665
Management and leasing services	584	484	1,213	898

Total revenue	87,443	81,736	180,264	163,165

COSTS AND EXPENSES:
Property operating	22,613	22,241	44,399	43,897
Depreciation and amortization	27,666	22,797	53,933	44,530
General and administrative	8,872	9,673	19,786	18,567

Total costs and expenses	59,151	54,711	118,118	106,994

INCOME BEFORE OTHER INCOME AND EXPENSE, TAX AND DISCONTINUED OPERATIONS	28,292	27,025	62,146	56,171
OTHER INCOME AND EXPENSE:
Investment income	28	2,209	199	4,413
Equity in income of unconsolidated joint ventures	1,268	615	9,529	1,050
Other income	5	162	2,846	162
Interest expense	(16,086)	(16,701)	(32,986)	(33,937)
Amortization of deferred financing fees	(601)	(603)	(1,200)	(1,209)
Gain on extinguishment of debt	—	107	1,074	107
Impairment loss	(13,892)	(2,662)	(13,892)	(2,662)

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE TAX AND DISCONTINUED OPERATIONS	(986)	10,152	27,716	24,095
Income tax provision of taxable REIT subsidiaries	(79)	(7)	(612)	(21)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(1,065)	10,145	27,104	24,074

DISCONTINUED OPERATIONS:
Operations of income producing properties	167	1,276	(65)	3,523
(Loss) gain on disposal of income producing properties	(144)	25,663	3,152	36,859
Impairment loss	—	(128)	—	(128)
Income tax provision of taxable REIT subsidiaries	—	(779)	—	(860)

INCOME FROM DISCONTINUED OPERATIONS	23	26,032	3,087	39,394

Gain on sale of operating properties	1,141	—	883	—

NET INCOME	99	36,177	31,074	63,468

Net income attributable to noncontrolling interests – continuing operations	(2,511)	(2,511)	(7,212)	(5,204)
Net loss (income) attributable to noncontrolling interests – discontinued operations	1	(28)	3	(33)

NET (LOSS) INCOME ATTRIBUTABLE TO EQUITY ONE, INC.	$(2,411)	$33,638	$23,865	$58,231

(LOSS) EARNINGS PER COMMON SHARE – BASIC:
Continuing operations	$(0.02)	$0.06	$0.17	$0.16
Discontinued operations	—	0.22	0.03	0.33

	$(0.02)	$0.28	$0.20	$0.49

Number of Shares Used in Computing Basic (Loss) Earnings per Share	117,813	117,385	117,744	117,209

(LOSS) EARNINGS PER COMMON SHARE – DILUTED:
Continuing operations	$(0.02)	$0.06	$0.17	$0.16
Discontinued operations	—	0.22	0.03	0.33

	$(0.02)	$0.28	$0.20	$0.49

Number of Shares Used in Computing Diluted (Loss) Earnings per Share	117,813	117,749	117,981	117,535

CASH DIVIDENDS DECLARED PER COMMON SHARE	$0.22	$0.22	$0.44	$0.44

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Net (Loss) Income Attributable to Equity One to FFO and to Recurring FFO

The following table reflects the reconciliation of FFO and Recurring FFO to net (loss) income attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three months ended		Six months ended
	June 30,		June 30,
	2014	2013	2014	2013
	(In thousands)
Net (loss) income attributable to Equity One, Inc.	$(2,411)	$33,638	$23,865	$58,231
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest (1)	27,385	23,768	53,320	46,756
Pro rata share of real estate depreciation and amortization from unconsolidated joint ventures	1,070	1,076	2,121	2,161
Gain on disposal of depreciable assets, net of tax (1)	(997)	(24,430)	(4,005)	(35,626)
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest (2)	—	—	(8,007)	—
Impairments of depreciable real estate, net of tax (1)	13,892	215	13,892	215

Funds From Operations	38,939	34,267	81,186	71,737
Earnings allocated to noncontrolling interest (3)	2,499	2,499	4,998	4,998

Funds From Operations Available to Diluted Common Shareholders	41,438	36,766	86,184	76,735
Transaction costs associated with acquisition and disposition activity, net of tax (1)	215	960	1,655	1,264
Impairment of land held for development	—	2,520	—	2,520
Reorganization adjustments (4)	(247)	—	(247)	—
(Gain) loss on debt extinguishment, net of tax (1)	—	(107)	(742)	575
Gain on land and outparcel sales, net of noncontrolling interests (1)	—	(461)	(30)	(461)

Recurring Funds From Operations Available to Diluted Common Shareholders	$41,406	$39,678	$86,820	$80,633

(1)	Includes amounts classified as discontinued operations.
(2)	Includes the remeasurement of the fair value of the company’s equity interest in Talega Village Center JV, LLC, the owner of Talega Village Center, of $2.2 million, net of the related noncontrolling interest, for the six months ended June 30, 2014.
(3)	Represents earnings allocated to unissued shares held by LIH, which have been excluded for purposes of calculating earnings per diluted share for all periods presented. FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(4)	Includes the effect of severance, signing bonus payments and other costs associated with the reorganization announcement made on June 30, 2014, net of the reversal of non-cash stock-based compensation expense recognized in prior periods associated with stock awards previously granted to our former CEO.

Funds from Operations and Recurring FFO are non-GAAP financial measures. The company believes that FFO, as defined by NAREIT, is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. The company believes that Recurring FFO provides additional comparability between historical financial periods. See “Accounting and Other Disclosures” above.

Reconciliation of Net (Loss) Income Attributable to Equity One to FFO and Recurring FFO per Diluted Share

The following table reflects the reconciliation of FFO per diluted share and Recurring FFO per diluted share to (loss) earnings per diluted share attributable to Equity One, Inc. the most directly comparable GAAP measure, for the periods presented.

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013
(Loss) earnings per diluted share attributable to Equity One, Inc.	$(0.02)	$0.28	$0.20	$0.49
Adjustments:
Rental property depreciation and amortization, net of noncontrolling interest	0.21	0.18	0.41	0.36
Earnings allocated to noncontrolling interest (1)	0.02	0.02	0.04	0.04
Net adjustment for rounding and earnings attributable to unvested shares (2)	—	(0.02)	(0.02)	(0.03)
Pro rata share of real estate depreciation and amortization from unconsolidated joint ventures	0.01	0.01	0.02	0.02
Gain on disposal of depreciable assets, net of tax	(0.01)	(0.19)	(0.03)	(0.28)
Pro rata share of gains on disposal of depreciable assets from unconsolidated joint ventures, net of noncontrolling interest	—	—	(0.06)	—
Impairments of depreciable real estate, net of tax	0.11	—	0.11	—

Funds From Operations per Diluted Common Share	$0.32	$0.28	$0.67	$0.60

Funds From Operations per Diluted Share	$0.32	$0.28	$0.67	$0.60
Transaction costs associated with acquisition and disposition activity, net of tax	—	0.01	0.01	0.01
Impairment of land held for development	—	0.02	—	0.02
Gain on debt extinguishment, net of tax	—	—	(0.01)	—

Recurring Funds From Operations per Diluted Common Share	$0.32	$0.31	$0.67	$0.63

Weighted average diluted shares (in thousands) (3)	129,441	129,107	129,338	128,893

(1)	Represents earnings allocated to unissued shares held by LIH, which have been excluded for purposes of calculating earnings per diluted share for all periods presented. FFO and Recurring FFO calculations include earnings allocated to LIH and the respective weighted average share totals include the LIH shares outstanding as their inclusion is dilutive.
(2)	Represents an adjustment to compensate for earnings allocated to unvested shares and shares issuable to LIH and for the rounding of the individual calculations.
(3)	Weighted average diluted shares used to calculate FFO per share and Recurring FFO per share for all the periods presented are higher than the GAAP diluted weighted average shares as a result of the dilutive impact of the 11.4 million joint venture units held by LIH which are convertible into the company’s common stock, and also as a result of employee stock options. These convertible units are not included in the diluted weighted average share count for GAAP purposes because their inclusion is anti-dilutive.

EQUITY ONE, INC. AND SUBSIDIARIES

Reconciliation of Same-Property NOI to (Loss) Income from Continuing Operations Before Tax and Discontinued Operations

The following table reflects the reconciliation of same-property NOI to (loss) income from continuing operations before tax and discontinued operations, the most directly comparable GAAP measure, for the periods presented.

	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2013	2014	2013
Same-property net operating income	$47,219	$46,012	$95,263	$92,951
Adjustments (1)	202	423	1,659	(20)

Same-property net operating income before adjustments	47,421	46,435	96,922	92,931

Non same-property net operating income	9,320	6,559	18,822	13,118

Net operating income	56,741	52,994	115,744	106,049

Add:
Straight line rent adjustment	1,076	211	1,738	722
Accretion of below market lease intangibles, net	3,675	3,211	11,656	6,411
Management and leasing services	584	484	1,213	898
Elimination of intersegment expenses	2,754	2,595	5,514	5,188
Investment income	28	2,209	199	4,413
Equity in income of unconsolidated joint ventures	1,268	615	9,529	1,050
Gain on extinguishment of debt	—	107	1,074	107
Other income	5	162	2,846	162
Less:
Depreciation and amortization	27,666	22,797	53,933	44,530
General and administrative	8,872	9,673	19,786	18,567
Interest expense	16,086	16,701	32,986	33,937
Amortization of deferred financing fees	601	603	1,200	1,209
Impairment loss	13,892	2,662	13,892	2,662

(Loss) income from continuing operations before tax and discontinued operations	$(986)	$10,152	$27,716	$24,095

(1)	Includes adjustments for items that affect the comparability of the same-property results. Such adjustments include: common area maintenance costs and real estate taxes related to a prior period, revenue and expenses associated with outparcels sold, settlement of tenant disputes, lease termination costs, or other similar matters that affect comparability.

Same-property NOI is a non-GAAP financial measure. The company believes that same-property NOI is a widely used and appropriate supplemental measure of operating performance for REITs, and that it provides a relevant basis for comparison among REITs. See “Accounting and Other Disclosures” above.